Exhibit 1

ALCOA CORPORATION

Alcoa Corporation delivered at the 2024 Energy, Power & Renewables Conference on Tuesday, June 18, 2024

Seth: [0:01] Hey, good morning, everyone, and welcome back to the 2024 J.P. Morgan Energy, Power & Renewables Conference. We are very grateful to be hosting Alcoa this morning. We are joined by Molly Beerman, the company CFO, and we have Jim Dwyer and Yolande Doctor from investor relations here with us as well.

[0:20] Molly, thanks so much for joining us. We really appreciate it. Maybe just to kick off, I will go give you a chance to set the scene, maybe for people who are a little bit less familiar with the story. If you could give us an overview of the business and latest developments.

Molly Beerman: [0:39] Thanks, Seth, and good morning to everyone. Alcoa is an integrated aluminum company. We have assets in bauxite mining, alumina refining, and aluminum smelting and casting. Through direct or indirect ownership, we have 27 locations in nine countries.

[0:57] We're organized into two business segments, alumina and aluminum. Our alumina assets are mostly within our Alcoa World Alumina and Chemicals joint venture, 40 percent ownership by our partner, Alumina Limited. Those assets include five of the top 20 mines and refineries outside of China.

[1:24] Within aluminum, we're a top five global producer outside of China. We have a smelting portfolio of energy...I'm sorry. We run our smelting portfolio on 87 percent renewable energy. Our locations are located near our customer's major markets and our carbon intensity is one third of the industry average.

[1:49] The company has three strategic priorities. Reduce complexity, that means we simplify the way that we operate and structure the company. We drive returns for our shareholders continuously looking at our competitive position. We advance sustainably, so both financially and operationally, to ensure we remain a premier pure play aluminum company well into the future.

[2:18] It's been an action-packed first half of the year for Alcoa. We announced the acquisition of our 40 percent JV partner, Alumina Limited, and we are heading toward closing that transaction on or about August 1st. We're also taking actions to improve our portfolio and to improve our profitability.

[2:40] Lastly, we're well positioned to take advantage of improving markets, both in terms of commodity prices and demand. We will be reporting second quarter earnings coming up here next month, and we expect to see improved EBITDA performance primarily on higher prices as well as the actions that we're taking.

[3:01] There are two call outs related to our second quarter earnings. The first is with the high run up in API and the improved EBITDA, we always guide to the alumina costs within the aluminum segment. Those will be $10 million higher than our prior guidance. Additionally, we're seeing about $10 million of cost impact related to the ramp down of the Kwinana refinery that is curtailing by the end of June.

[3:33] Lastly, we have about $5 million in additional energy costs in Spain. All in all, though, we expect to report significantly improved financial results for the second quarter, and dial in or listen into the earnings call next month. With that, I'll be happy to take your questions, Seth.

Seth: [3:55] Excellent. Thanks very much. Maybe starting off just at a high level, if you could update us on fundamentals in the aluminum market globally, how things are going in different regions where inventory levels sit.

Molly: [4:11] Alcoa sees the overall aluminum market to be in balance right now, but that is subject to the speed of demand recovery outside of China, as well as expected seasonal curtailments of smelters inside of China. We see demand stabilizing this year with potential for additional recovery in the second half of the year.

[4:34] Across all of our regions, primarily North America and Europe, in all of the end sectors, we're seeing anywhere from one to four percent demand growth, with the exception of european building and construction, that is still hampered by the high interest rates.

[4:52] If you look at Alcoa's value-add products, again, we're seeing demand growth, primarily transportation and electrical sectors, but do see some recovery in the packaging sector as well.

[5:07] In terms of supply, there are not many new projects coming online right now. We had expected the Yunnan smelters to restart in China. They have done so. That added about 1.2 million metric tons per year, but we still see China staying within their 45 million cap. No signs that they're going to exceed that yet.

Seth: [5:32] If we turn to the market for alumina, and maybe you could give us a similar update, including how you talked about our curtailment that's underway at Kwinana and how that's affecting the supply side of the market.

Molly: [5:51] In alumina, you're seeing the highest prices since the last two years, and really related to supply concerns. Chinese refineries are curtailing, primarily due to bauxite shortages as well as environmental issues. We see political instability in Guinea affecting supply.

[6:11] Then in Australia, we have our Kwinana curtailment going on now, as well as the disruptions in gas supply for the Queensland refineries. All of that is really impacting alumina price. Recall that alumina is not stored easily, so almost any reaction in the supply shows up in price very quickly.

Seth: [6:35] Excellent. About a month ago, we saw the copper price, the premium of copper to aluminum, exceed about four times. I know you've talked before about the potential for substitution at levels above three and a half, I think.

[6:53] I assume that that premium would have to be maintained for a period of time in order to see that impact. What are your updated thoughts on that topic of the potential for substitution?

Molly: [7:07] We do see substitution happening now because really we've been over that 3.5 to one ratio for some time now. The easiest substitution really is in the transmission line, so your high voltage line where the lightweight aluminum serves it well.

[7:26] Where you'll have difficulty in substitution is where it's more technical, or they can't accommodate the higher size or dimensions of the aluminum wire and cable. We're seeing substitution not only in the electrical network, the distribution networks, industrial HVAC, as well as some in auto products.

Seth: [7:54] Great.

Molly: [7:55] I'm just going to mention one more thing. As we talk to suppliers for both aluminum and copper wire and cable, they report that about 10 to 15 percent of the products are able to be substituted over time. Remember, sometimes they're being used in very technical applications, so it's not an easy switch.

[8:18] One additional adder is, if you look at the analyst estimates for demand growth for the substitution, anywhere from half a million metric tons up to 2 million metric tons per year by 2030.

Seth: [8:35] Excellent. Maybe shifting gears a little bit to some of the company's strategic initiatives, can you update us on potential buyers of the San Ciprián complex? I think in the past you've talked about potentially getting bids sometime in June. What have you seen on that front?

Molly: [8:56] Our San Ciprián, it's both a smelter and refinery there. That site has built up considerable losses. We are in the process now...really two main work streams. One is to try to find a viable energy contract for both natural gas for the refinery as well as power for the smelter. Both of those sites are fully exposed. We cannot run economically without power.

[9:24] In parallel, we are going through a sale process. At this point we have received letters of interest or bids, and we're working with the potential buyers. I can't say too much more about that. We're under confidentiality.

[9:39] We have made very clear that a successful buyer has to have the financial wherewithal as well as the technical capabilities to be able to continue to operate the site. We are looking for guarantees for both the workers and Alcoa that all of our obligations, current and future, will be covered.

Seth: [10:01] Excellent. Another topic in terms of financial initiatives. I think you've talked about potentially about $650 million of cost savings that the company is looking for over the next few years. You talked earlier about taking action to improve profitability.

[10:19] How have the cost savings materialized year to date versus your expectations. What areas are driving most of the cost savings right now? Where is there still room to accelerate that?

Molly: [10:32] We announced that program with our fourth quarter earnings in January, and we defined several steps to take out $645 million of cost. The first step was related to raw material improvements, and that had about $310 million improvement. That particular step is sequential.

[10:54] At this point, we're well on track to realize that 310 in a year over year basis. Prices of caustic have come down tremendously. Maybe they've leveled off recently, but on a year over basis we're seeing exactly what we expected.

[11:09] In terms of coke and pitch, which are involved in our smelting process, those prices continue to decline. We're seeing improvement there. We will have that year-over-year benefit in raw materials.

[11:23] The second step was $100 million productivity and competitiveness program. That basically is hundreds of initiatives across Alcoa to reduce costs on a sustainable basis. Basically, every department manager in the company lost five to six percent percent of their budget. Those initiatives are on track. Our target there is to deliver the full $100 million by the end of the first quarter of 2025.

[11:55] The next group of steps were related to the portfolio we talked about, the Kwinana curtailment that's targeted to deliver a $70 million improvement. That full realization will not take place until 2025.

[12:11] We had another step related to Warrick improvements. That's our smelter in Indiana. That was a $90 million improvement. $60 million of that was related to operational efficiencies. That's tied into a restart of the third line at Warrick, which has now been completed.

[12:28] That restart, improvements in the cost absorption there, as well as another list of improvement initiatives are on track to deliver that $60 million.

[12:41] Additionally, we are hoping to get another $30 million in IRA benefits. We'll know more about that by the end of the year.

[12:50] Then the last one on the list is the Alumar smelter. We expect that restart to deliver about $75 million in improvement, and that one would be fully realized in 2025. It was a two-year program, but each of the steps has a little bit of different timing, which is why I wanted to step you through them.

Seth: [13:10] Excellent. Ihere are a couple of pivot points there for things that I wanted to ask about in addition. One was the IRA, which you mentioned. Can you talk about the Section 45X provisions and your confidence that those will expand to additional raw materials year?

Molly: [13:32] In the fourth quarter of '23, we did announce that we got the first tranche of IRA funding. That provided $37 million in credits, basically the cost of goods sold in our Warwick smelter as well as our Massena, New York smelter.

[13:49] Now we are waiting word on a second tranche of funding through the IRA. This would apply a 10 percent cost funding related to direct materials. The government's taken some extra time. They want to make sure there's no double counting in the supply chain.

[14:06] We do expect that clarification by the end of the year, and we're hopeful that that'll come through. That should be another $30 to $35 million of funding for those two smelters.

Seth: [14:18] Does that have a significant impact on changing the company's position at all in the global cost curve?

Molly: [14:27] That funding alone does not make a material impact on the cost curve. However, that, with our efforts to improve our competitiveness and our profitability, we do expect to show up in the cost curves.

Seth: [14:43] Excellent. Very good. I wanted to ask about capital allocation. You talked about Kwinana and the curtailment there. What are the cash outlays that are usually necessary to idle smelters and refineries?

Molly: [15:05] Curtailing and closure costs will vary significantly by specific assets. If you look back in time, when we curtailed our refinery in Point Comfort, Texas, or even our Suriname refinery, you'll see there were significant costs there.

[15:22] We just announced Kwinana going down. That took a restructuring charge in the first quarter of about $200 million. We will see cash of about $140 million go out in the second half of the year. That will cover the severance as well as water management costs for that site. While it's not set, you can look back in history and see generally the cost of curtailing and closing.

Seth: [15:51] That 200 million, is all of that cash? There's the delta between the 140 and the 200 is still ahead...

Molly: [15:59] That will be cash that will be dispersed beyond 2024.

Seth: [16:03] 2024, OK.

Molly: [16:04] Typically, at a curtailment, you'll see primarily cash costs. At a closure, you'll also have a write-down of assets. That will be a non-cash part of those restructuring charges.

Seth: [16:17] Excellent. Wanted to ask a little bit about policy. We've seen some policy support for the aluminum industry recently having to do with Russia and having to do with some support through protectionism and reshoring. What are your thoughts on how these various policy currents will affect the company?

Molly: [16:47] On the Russia sanctions, Alcoa had been advocating for those for the last two years and we're very appreciative of both the US government and UK government for taking actions on those. Before those sanctions, Russian aluminum supply was 90 percent of what was in the LME warehouse. We believe that that distorted the base price for our product.

[17:11] Now, since the sanctions, we do expect then that the product base price LME can be based on the true supply and demand fundamentals and no longer on a product that nobody wants because everyone was self-sanctioning away from Russian metal.

[17:28] We're glad to have that sanction in place. Now we're looking forward and hoping that the European Union will take similar action and place sanctions on products there.

[17:40] In terms of what's impacting the US more, we've seen some recent tariff and trade actions. The first is the tripling of the 301 tariffs, but that applies specifically to a group of rolled products.

[17:56] Not impacting us directly, but it does impact our customers. It's good for the rolling mills that we serve, so we'll be glad to send them more prime metal as needed if they have domestic demand increase there. We've also seen the exemptions remove on 232 for some slab products that also could be favorable to domestic production.

[18:22] Lastly, on the extrusions anti-dumping case, they are investigating if products are being imported into the US that have been heavily subsidized by foreign governments, so they're being sold at unduly low prices and that could impose additional duties there.

[18:39] When you look at those three actions together, that's almost 750,000 tons that could be a shift into domestic supply to avoid those tariffs. Potential improvements there for the industry.

Seth: [18:58] Excellent. We talked a little bit about the curtailment. I wanted to talk a little bit also about additions. You mentioned Warwick and the additional line there, and the ramp at Alumar. Can you talk about the steps that are necessary, where these assets are headed in terms of their ramp, and the level of profitability that you expect here once they're ramped up?

Molly: [19:27] Starting with Warrick, we did complete the restart of the third line there in the first quarter. That came up on time, on budget, no safety issues. As mentioned, that should really improve our cost absorption for the site and the profitability there.

[19:43] We'll still have additional actions to take at Warwick, but that will continue over time again to deliver the $60 million operational improvement we're going after.

[19:55] When you look at the Alumar smelter in Brazil, we've been at that restart now for two years. That's been a challenging one. The asset had been curtailed for eight years. The equipment was not in as good a shape as we had hoped. We had issues with raw materials supply as well as quality. We lost our trained and knowledgeable staff over the eight years.

[20:19] We have been busy adding expert support. We've changed some of the leadership there. I think we're over the worst of the equipment issues now. We've had a little bit of a change in direction. We purposefully slowed the restart there. We took some of the unstable pots off offline, trying to improve the overall line stability.

[20:41] Now we're letting the folks on the ground set the course and the pace for the restart. We won't predict now when they will finish, but it is going much more smoothly, much more stably now.

[20:54] That asset we do believe in. It will be profitable once we complete the restart. It's got a very competitive long-term energy contract, 100 percent renewable sources. We're able to monetize some VAT credits that we didn't have an ability to do before the restart. We're selling into a market that's in deficit for aluminum. It has a lot of good advantages. We do believe we'll get there over time.

Seth: [21:24] Excellent. Very good. Wanted to ask one question on the sustainability front. Aluminum is a material that's pretty much infinitely recyclable. Your customers and producers continue to push for lower carbon consumption. Could you speak to what the company is doing in terms of developing lower carbon and carbon-free products?

Molly: [21:56] Our Sustana brand covers our low carbon products. We have them both in alumina and aluminum. We've seen continued demand for those products over the last few years, particularly demand for our EcoLum, our low-carbon aluminum in Europe, but also seeing more demand coming out of our North American customers recently as well.

[22:21] For EcoLum, we see those volumes increasing and the margins overall are improving about 20 percent year over year. Still very modest in terms of financial impact, but as our customers are getting very serious and aggressive about reaching their decarbonization goals, we see them turning more and more to our product. In Europe, about half of our product now going out is our low-carbon product.

[22:49] We see good potential for the future for those sales. We hope as well that the premiums will come up as the supply is constrained. Right now, there's plenty of supply to meet the demand. I think as customers get more and more aggressive, the supply will get tighter.

Seth: [23:09] Excellent. Very good. Maybe just to wrap us up here as we get toward the end, any closing comments you have and maybe also an opportunity to lay out anything you feel like it's important for investors to understand about Alcoa that they don't understand right now.

Molly: [23:33] As I mentioned earlier, it's a really exciting time for Alcoa. We are scheduled to close our Alumina Limited acquisition. We believe that will be beneficial for both sets of shareholders. Great support for that. Coming to shareholder votes on the 16th and 18th of July, and scheduled and on time for close on August 1st.

[23:57] Second, we talked about the portfolio actions. We're really demonstrating our bias for action and moving aggressively to position the portfolio to be profitable through all the market cycles.

[24:09] Lastly, I think that the markets are working in our favor right now. We see very positive outlook and expect prices to continue to hold and improve. We see demand right now really stable. For us in particular, I would say strong in our markets in all sectors. Thank you for your time. I appreciate your interest in Alcoa.

Seth: [24:31] Excellent. Thanks very much, Molly. We really appreciate it.

Molly: [24:34] Thank you.

[24:35] [applause]

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